SEC FILE NUMBER	001-13458
CUSIP NUMBER	810-202101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Scott’s Liquid Gold-Inc.

Full Name of Registrant

Former Name if Applicable

4880 Havana Street

Address of Principal Executive Office (Street and Number)

Denver, CO 80239

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primarily due to recent changes in personnel within the Company’s finance and accounting group, we experienced delays in closing our quarter, and consequently were unable to complete the preparation and review of our Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

SEC 1344 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark E. Goldstein	303	373-4860
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

We expect to report a net loss of approximately $46,000 for the quarter ending March 31, 2012 compared to net income of $125,800 for the quarter ending March 31, 2011. The loss for 2012 compared to the net income for 2011 resulted primarily from: (1) increases in trade promotions to our customers; (2) increases in costs of sales; and (3) increases in operating expenses.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Scott’s Liquid Gold-Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Scott’s Liquid Gold-Inc.

Date	May 16, 2012	By:	/s/ Barry J. Levine
			Name:	Barry J. Levine
			Title:	Chief Financial Officer and Chief Operating Officer